LEWIS YOUNG ROBERTSON & BURNINGHAM, INC.
STATEMENTS OF INCOME
Years Ended December 31, 2015 and 2014

	2015	2014
Revenues:		
Financial advisory fees	$ 2,145,142	1,259,525
Consulting fees	1,854,783	2,081,204
Gain on investments	21,340	38,638
Other	55	-
Total revenues	4,021,320	3,379,367
Operating expenses:		
Employee compensation and benefits	2,880,926	2,269,139
Other general and administrative expenses	839,149	743,792
Occupancy	175,220	140,704
Total operating expenses	3,895,295	3,153,635
Income (loss) from operations	126,025	225,732
Other expense:		
Interest expense	(150)	(245)
Other	-	(385)
Total other expense	(150)	(630)
Income before income taxes	125,875	225,102
Provision for income taxes	50,000	66,000
Net income	$ 75,875	159,102

The accompanying notes are an integral part of these financial statements.